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                                    FINANCIAL
                                   PROTECTION


                                  PRESS RELEASE


                                                                October 27, 2005

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                    BUILDING ON THE BENEFITS OF BEING GLOBAL,
                        AXA SETS ITSELF AMBITIOUS TARGETS
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Paris - AXA will host today at 2.00 pm, Paris time, a presentation on the theme of "the Benefits of Being Global" which will cover recent achievements in building a solid and efficient platform and detail some of the levers available to enhance the Group's future growth.

In addition, AXA will discuss the internal company-wide project called "Ambition 2012", which is aiming at mobilizing all employees on organic growth and on the objective of becoming the preferred company in the Industry. As a result AXA has set aspirational 2012 targets to double revenues and triple underlying earnings compared to 2004. Plans will be progressively developed to substantiate these targets.

In the course of the presentation, AXA's senior management will highlight topics which will support its growth strategy.

         Combined ratio: new target set at 96%-101%
         ------------------------------------------

         Taking into account levers available to improve claims management and notably a work in progress on claims leakage reduction, fraud detection and prevention as well as insurance procurement, AXA has rebased its combined ratio target to a new range of 96% to 101% throughout the cycle versus 98%-102% previously announced.

         Economic Capital and diversification benefit
         --------------------------------------------

         AXA believes it is one of the most diversified Financial Protection
         Groups: in terms of geography, business lines, risks, activities and distribution networks.

         Diversification of risks implies that AXA should need less capital at the Group level to support its businesses than the pure addition of local capital needs. The benefits of this risk diversification can be measured through economic capital tools that the Group has built since 2000.


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         Using those internal models which have not been audited, the total
         Group diversification benefit is estimated to be approximately -46% or Euro -16 billion(1). 2004 total Group Economic Capital(2) after diversification benefits is estimated to be Euro 19 billion, to be compared with Euro 35 billion of available assets. The Industry and AXA's priorities over the coming years will be to have financial markets, rating agencies and regulators to acknowledge the benefits of diversification.

         Flexibility given by Economic Capital calculation, associated with a very prudently managed financial structure, should continue to enable the Group to weather extreme scenarios, to support its stated dividend policy and to control, through open market share purchases(3), the dilution resulting from 2005 share based compensation grants as well as shares issued under the 2005 "Employee Shareplan" program.

         Other topics to be discussed in the course of the presentation
         --------------------------------------------------------------

         To support its ambition and help AXA achieve its aspirational targets, AXA's management will highlight other key achievements and opportunities in various areas of the organization. Most notably: technology improvements and rationalization, reinsurance optimization, risk management practices dissemination, operational efficiency enhancement, business process outsourcing (AXA Business Services), Brand and Human Resources management and objectives.


The full presentation of the Benefits of Being Global is available on www.axa.com.

If you cannot attend the presentation, you will be able to listen and ask questions by phone at the following numbers (please connect 5 to 10mn prior to the beginning of the conference):
- FR:    +33 (0)1 70 70 81 78
- UK:    +44 (0)20 7019 9504
- US:    +1 718 354 1172

Replay will be available on the following day (28 October), at these numbers:
- FR:    +33 (0)1 71 23 02 48
- UK:    +44 (0)20 7784 1024
- US:    +1 718 354 1112
Access code: 4559185#

You will also have access to the replay - including the Q&A session - starting October 28, 2005 on our website at http://www.axa.com/en/investor/presentations/

About AXA

AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 935 billion in assets under management as of June 30, 2005. For full year 2004, IFRS revenues amounted to Euro 67 billion and IFRS underlying earnings amounted to Euro 2,640 million. AXA


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(1) Excluding diversification benefits within each local operation which are not measured
(2) For a risk of default equivalent to a AA rating
(3) Under the existing program and on the Eurolist market of Euronext Paris SA


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

reported total IFRS revenues of Euro 37 billion and IFRS underlying earnings of Euro 1,761 million for the first half of 2005. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

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     This press release is available on the AXA Group web site: www.axa.com


AXA Investor Relations:                    AXA Media Relations:
----------------------                     -------------------
Matthieu Andre:        +33.1.40.75.46.85   Christophe Dufraux: +33.1.40.75.46.74
Emmanuel Touzeau:      +33.1.40.75.49.05   Rebecca Le Rouzic:  +33.1.40.75.97.35
Marie-Flore Bachelier: +33.1.40.75.49.45   Clara Rodrigo:      +33.1.40.75.47.22
Sophie Bourlanges:     +33.1.40.75.46.07   Mary Taylor:        +1.212.314.5845
Caroline Portel:       +33.1.40.75.49.84
Kevin Molloy:          +1.212.314.2893

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future weather related events and /or terrorist related incidents. Please refer to AXA's Document de Reference and AXA's Annual Report on Form 20-F for the year ended December 31, 2004, for a description of certain important factors, risks and uncertainties that may affect AXA's business.

Certain of the forward-looking statements made herein, including those with respect to AXA's Ambition 2012 project, include statements regarding estimated revenues, earning and other financial projections for the next several years. Our ability to achieve these projections over the next several years is highly dependent on a number of assumptions and factors which are inherently unpredictable and uncertain, including the following: the performance and stability of financial markets, general economic conditions, competitive conditions, the effect of future acquisitions and/or divestitures, changes in laws or government regulations (including changes in tax laws), the nature, frequency and severity of future catastrophic losses, the nature, frequency and severity of future terrorist events as well as the various other risks and uncertainties referred to in AXA's Document de Reference and AXA's Annual Report on Form 20-F for the year ended December 31, 2004. Given the inherently unpredictable and uncertain nature of these assumptions and factors, these estimates and projections should not be relied on as predictions of actual results, but should be viewed as estimates and projections based on assumptions which may or may not be correct or achieved. There can be no assurance that we will be able to meet our targets, including those with respect to AXA's Ambition 2012 project.

AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

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